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Exhibit 12.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Net increase in net assets resulting from operations	$104,437	$100,748	$96,855	$104,444	$64,106
Income tax expense (benefit) and excise taxes	(8,687)	6,287	(35)	10,820	6,288

Total earnings before taxes	$95,750	$107,035	$96,820	$115,264	$70,394

Fixed Charges:
Interest expense	$32,115	$23,589	$20,238	$15,631	$13,518

Total fixed charges	$32,115	$23,589	$20,238	$15,631	$13,518

Earnings available to cover fixed charges	$127,865	$130,624	$117,058	$130,895	$83,912
Ratio of earnings to fixed charges	3.98	5.54	5.78	8.37	6.21

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  Exhibit 12.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)